06-06-23 08:56 FROM-Centrica Secretariat

centrica

taking care of the essentials

06014628

82-4578

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	23 June, 2006
At:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (tel: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

A recently released Stock Exchange Announcement follows.

RECEIVED
2006 JUN 23 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Secretariat

PROCESSED
JUN 23 2006
THOMSON FINANCIAL

3

dlw 6/23

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

Centrica sells holding in The Consumers' Waterheater Income Fund

Centrica plc today announced that its Direct Energy subsidiary in North America has sold its remaining 19.9 per cent. equity holding in The Consumers' Waterheater Income Fund (CWIF) (TSX: CWI.UN) in Canada for C$133 million (£65 million).

The sale was made to a syndicate of Canadian banks for onward sale to retail and institutional investors.

This transaction does not impact Direct Energy's long term services and administration agreements with CWIF, which remain a significant component of Direct Energy's home services business in Canada.

The decision by Centrica to sell follows a previous reduction in its holding from 41.9 per cent. to 19.9 per cent. in April 2003.

Inquiries:
Centrica investor relations: 01753 494900
Centrica media relations: 01753 494085

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 June 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Centrica sells holding in The Consumers' Waterheater Income Fund

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	23 June, 2006
At:	001 202-772-9207	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	4

If you do not receive all the pages please contact (tel: **01753 494008** or fax: **01753 494019**)

A recently released Stock Exchange Announcement follows.

Secretariat

Secretariat 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

23 June 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*
CENTRICA PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ONLY

3. Name of *person discharging managerial responsibilities/director*
ANNE ELIZABETH MINTO

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*
N.A.

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1]
HOLDING IN RESPECT OF ANNE ELIZABETH MINTO

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*
ORDINARY SHARES OF 6 14/81 PENCE

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them
ANNE ELIZABETH MINTO

8. State the nature of the transaction
EXERCISE OF SHARESAVE OPTIONS

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired
8,823 ORDINARY SHARES

10. Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)
0.0002%

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed
N.A.

12. Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage)
N.A.

13. Price per *share* or value of transaction
OPTION PRICE 107.1 PENCE SHARE

14. Date and place of transaction
22 JUNE 2006

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)
115,548 ORDINARY SHARES
0.003%

16. Date issuer informed of transaction
22 JUNE 2006

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant
N.A.

18. Period during which or date on which it can be exercised
N.A.

19. Total amount paid (if any) for grant of the option
N.A.

20. Description of *shares* or debentures involved *(class* and number)
N.A.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N.A.

22. Total number of *shares* or debentures over which options held following notification
N.A.

23. Any additional information

24. Name of contact and telephone number for queries

CENTRICA INVESTOR RELATIONS	**01753 494900**
CENTRICA MEDIA RELATIONS	**01753 494085**

Name and signature of duly authorised officer or *issuer* responsible for making notification
ROBIN HEALY
DATE OF NOTIFICATION 22 JUNE 2006